Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For the Year Ended
	October 31, 2008	October 31, 2007	October 31, 2006	October 31, 2005	October 31, 2004
Earnings:
Add:
Income from continuing operations before taxes and equity income	$815	$670	$627	$291	$87
Fixed Charges	153	115	106	58	72

Total	$968	$785	$733	$349	$159
Fixed Charges:
Interest expense	105	86	65	27	36
Estimate of interest within rental expense	30	24	37	22	30
Amortization of capitalized expenses related to indebtedness	18	5	4	9	6

Total	153	115	106	58	72
Ratio of earnings to fixed charges	6.33	6.81	6.92	6.02	2.21